

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

William Schara
Chief Executive Officer
Goldrich Mining Company
2525 E. 29th Ave., Ste. 10B-160
Spokane, WA 99223

> **Re: Goldrich Mining Company**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 001-06412**

Dear William Schara:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation